Exhibit 99.1

Westport Fuel Systems Reports Second Quarter 2016 Financial Results

~ Key Deliverables Set for 2016;
Portfolio Review Underway ~

VANCOUVER, Aug. 9, 2016 /CNW/ - Westport Fuel Systems Inc. ("Westport Fuel Systems") (TSX:WPT / Nasdaq:WPRT) reported financial results for the quarter ended June 30, 2016. The quarter and year-to-date results for the period ended June 30, 2016 include one month of the former Fuel Systems Solutions, Inc. ("Fuel Systems") results following completion of the merger that closed on June 1, 2016.  All figures are in U.S. dollars unless otherwise stated.

The merger between Fuel Systems and Westport Innovations Inc. ("Westport") closed in the second quarter of 2016. The combined entity now known as Westport Fuel Systems has operations around the globe with a talented team, serving customers in over 70 countries and offering a variety of leading brands in the transportation and industrial applications space. Nancy Gougarty was appointed as Chief Executive Officer ("CEO") on July 22, 2016 to lead this global alternative fuel company.

"I am confident that we can transform the company into a profitable and sustainable organization," said Nancy Gougarty, CEO of Westport Fuel Systems. "Our focus is on developing and implementing a strategy that will drive greater customer and shareholder value, even during a period of modest market demand prior to more wide-spread adoption of alternative fuels in the global transportation industry. We need to move quickly and decisively, while ensuring we do this right and consider a range of alternatives, while exercising capital discipline."

As part of the transformation, the new leadership team has initiated a review of the company's entire portfolio of products and technologies. "Work is well underway to integrate the organization, capture synergies, and drive efficiencies," said Gougarty. "Our initial assessment of the merged portfolio has identified 15 distinct operating lines and multiple technology groups. We are conducting a thorough evaluation, identifying our core strengths and capabilities, and assessing current financial performance and competitive market positioning. We are already taking actions that will lead to a much more focused portfolio with capital investment and resources targeted to the businesses and technologies that will drive long-term profitability. I expect that this strategic evaluation will be largely completed by year-end, setting us up for a stronger 2017 and beyond."

KEY DELIVERABLES IN 2016

1.	Merger & Integration: The merger was completed on June 1, 2016 and the new leadership team continues to focus on implementing integration of the newly combined entities.
2.	Rationalize Portfolio:
The leadership team has initiated a full portfolio evaluation and expects to complete non-core asset sales, and rationalize operations and corporate costs as appropriate. There will be a thorough evaluation, identifying core strengths and capabilities, and assessing financial performance and competitive market positioning.
3.	Drive Efficiencies and Intensify Capital Discipline:
Organizational restructuring and cost reduction activities are underway to strengthen operational effectiveness globally. We continue to improve efficiency and generate cash flow savings from global operations through better utilization of collective talents and assets while eliminating redundancies.
4.	Strengthen Balance Sheet: The merger strengthened the balance sheet and the company is continuing to take steps to further strengthen its financial position.
5.	Advance Commercialization of Westport™ HPDI 2.0:
Westport Fuel Systems' major system development program continues to be on schedule and on budget for commercial release to our original equipment manufacturer ("OEM") customers in 2017. The programs are well into the testing and validation phase, with the focus being on engine performance and durability testing, and the liquefied natural gas fuel tank systems. Production design intent components were delivered to OEM customers for vehicle integration in Q2 2016. As previously disclosed, the company is investing in and developing the production facilities for the latest generation of Westport™ HPDI 2.0 injectors within Delphi's injector manufacturing plants.

In an interview published in the July 2016 issue of lastauto omnibus magazine (a leading German transportation magazine), AVL's representative stated that the OEMs will not be able to avoid implementing HPDI technology in order to fulfill greenhouse gas ("GHG") limit values. When using renewable natural gas, GHG emissions could be reduced by more than 80 percent compared to diesel. AVL believes this is a significant reason for vehicle manufacturers' high interest in HPDI technology. AVL List GmbH is one of the world's leading powertrain engineering firms, with over 8,000 employees worldwide.

CASH AND PRIORITIZATION OF INVESTMENTS

"One of our key near-term financial goals for the company remains achieving positive Adjusted EBITDA on a sustained basis," stated Ashoka Achuthan, Chief Financial Officer of Westport Fuel Systems. "The portfolio decisions we make in the coming months will support this goal and we are already making significant strides. Our cash position has improved with the merger and we continue to look to strengthen it as we move forward."

•	As of June 30, 2016, the company's cash, cash equivalents, and short-term investments totalled $71.2 million. Cash used in operations, excluding changes in working capital, plus dividends received from joint ventures for the second quarter of 2016 was $17.5 million, a sequential increase of 59.0% or $6.5 million from the quarter ended March 31, 2016. The increase is primarily due to an increase in merger, integration and financing costs of $3.1 million, a reduction of dividends received from joint ventures for $2.1 million, and $1.2 million in restructuring costs.
•	On June 1, 2016, the company received $17.5 million in cash from affiliates of Cartesian Capital Group ("Cartesian") in accordance with the amended investment agreement, initially announced on January 11, 2016 and amended on March 7, 2016. Under the terms of the agreement, the investment is received in exchange for 9.0% convertible unsecured notes due June 1, 2021 which are convertible into common shares of Westport Fuel Systems Inc. in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share.
•	Subsequent to June 30th, the company completed the sale of assets in Plymouth, Michigan for a total value of over $12.0 million, as well as assets in Union City, Indiana while relocating operations to Dallas, Texas facility. In addition, the company also plans to complete the consolidation of corporate functions no later than the end of Q3 2016. These actions are expected to reduce annual operating expenses by over $9.0 million.
•	The leadership team has taken additional measures to focus on post-merger integration synergies, EBITDA and working capital improvement including inventory management. To this end, the company has selectively engaged consulting firms including AlixPartners to support achievement of synergies and EBITDA improvement also through materials procurement, working capital and supply chain management.

SEGMENT REPORTING

Westport Fuel Systems has updated its segment reporting to reflect how the current business operates. The principal focus and responsibilities of the new reporting segments are summarized below:

•	Automotive Business Unit: consists of the company's passenger and commercial transportation products, including both OEM and aftermarket products.
•	Industrial Business Unit: consists of the company's industrial mobile and stationary equipment solutions as well as auxiliary power unit ("APU") products.
•	Corporate and Technology Investments Business Unit: responsible for investments in research and development programs with OEMs, corporate oversight and general administrative functions.
•	Cummins Westport Inc. Joint Venture: a 50:50 joint venture with Cummins, Inc., the leading supplier of natural gas engines to the North American medium- and heavy-duty truck and transit bus industries.

In the second quarter of 2016, the company sold a portion of its economic interest in Weichai Westport Inc. ("WWI") to Cartesian for an upfront payment of $6.3 million plus a potential future payment based on Cartesian's return on investment. As the company no longer has significant influence in the joint venture and no longer equity accounts for this investment, the company does not consider WWI a business segment.

Q2 2016 FINANCIAL HIGHLIGHTS

SECOND QUARTER 2016 FINANCIAL HIGHLIGHTS
	Three Months Ended June 30		Change Better / (Worse)	Six Months Ended June 30		Change Better / (Worse)
($ in millions, except per share amounts) Note: Only include one month of Fuel Systems' results	2016	2015		2016	2015
Westport Revenues	$23.6	$27.8	(15.2)%	$47.6	$55.9	(14.8)%
Fuel Systems Revenues	20.8	—	N/A	20.8	—	N/A
Consolidated Revenues	$44.4	$27.8	59.4%	$68.4	$55.9	22.4%

Westport Gross Margin	$5.0	$9.3	(46.2)%	$11.4	$14.2	(19.7)%
Westport Gross Margin %	21.2%	33.4%	N/A	23.9%	25.4%	N/A
Fuel Systems Gross Margin	$5.0	—	N/A	$5.0	—	N/A
Fuel Systems Gross Margin %	24.0%	—	N/A	24.0%	—	N/A
Consolidated Gross Margin	$10.0	$9.3	7.5%	$16.4	$14.2	15.5%
Consolidated Gross Margin %	22.5%	33.4%	N/A	24.0%	25.4%	N/A

Westport Operating Expenses (Research and Development, General and Administrative and Sales and Marketing)	28.6	25.8	(10.9)%	54.0	52.1	(3.6)%
Fuel Systems Operating Expenses	5.6	—	N/A	5.6	—	N/A
Consolidated Operating Expenses	$34.2	$25.8	(32.6)%	$59.6	$52.1	(14.4)%

Income from Unconsolidated Joint Ventures	$1.4	$3.5	(60.0)%	$3.4	$9.8	(65.3)%
Net Income (Loss)	3.7	(20.5)	N/A	(19.6)	(37.7)	N/A
Basic Net Income (Loss) per Share	0.05	(0.32)	N/A	(0.27)	(0.59)	N/A

Cash and Short-term Investments Balance	$71.2	$60.6	17.5%	$71.2	$60.6	17.5%

•	Consolidated revenues for the quarter ended June 30, 2016 were $44.4 million compared with $27.8 million for the same period last year mainly due to the addition of Fuel Systems' revenues of $20.8 million for the month of June. Westport revenue for the quarter ended June 30, 2016 decreased by $4.2 million or 15.2%, mainly due to a large service contract completed in Q2 2015.
•	Consolidated gross margin for the quarter ended June 30, 2016 was $10.0 million or 22.5% of revenue, compared with $9.3 million or 33.4% of revenue for the same period last year. The decrease in Westport gross margin percentage was mainly due to a large service contract completed in Q2 2015. Excluding this, Westport gross margin would have been 26.3% in Q2 2015.
•	Consolidated operating expenses were $34.2 million for the quarter ended June 30, 2016, an increase of $8.4 million from $25.8 million in the same period last year primarily driven the addition of Fuel Systems' expenses of $5.6 million. Westport operating expenses increased by $2.8 million or 10.9% year-over-year, primarily due to additional one-time costs related to the merger with Fuel Systems and the Cartesian financing.
•	Net income for the quarter ended June 30, 2016 was $3.7 million, or $0.05 per share, primarily due to a one-time non-cash gain on the bargain purchase transaction related to the merger of $42.9 million. Excluding the bargain purchase transaction and Fuel Systems' June 2016 net loss of $0.1 million, Westport Fuel Systems net loss for the quarter ended June 30, 2016 would have been $39.1 million.

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
	Three Months Ended June 30		Change Better / (Worse)	Six Months Ended June 30		Change Better / (Worse)
($ in millions except unit amounts)	2016	2015		2016	2015
Units	2,061	2,947	(30.1)%	3,708	5,225	(29.0)%
Revenue	$73.6	$93.1	(20.9)%	$138.6	$166.1	(16.6)%
Gross Margin	21.0	24.7	(15.0)%	41.6	51.3	(18.9)%
Gross Margin %	28.5%	26.5%	N/A	30.0%	30.9%	N/A
Operating Expenses	17.4	13.2	(31.8)%	33.3	25.1	(32.7)%
Segment Operating Income	3.7	11.5	(67.8)%	8.4	26.1	(67.8)%
Westport Fuel Systems' 50% Interest	$1.5	$3.4	(55.9)%	$3.2	$9.3	(65.6)%

•	Revenue was $73.6 million on 2,061 units for the quarter ended June 30, 2016, a decrease of 20.9% in revenue over the same period last year primarily due to macroeconomic conditions including sustained low oil prices and weakened truck industry volumes. However, this was offset by growth in the transit market with year-to-date shipments up 45% year-over-year.
•	Gross margin during the quarter ended June 30, 2016 decreased by $3.7 million from $24.7 million to $21.0 million when compared to the same quarter last year. The margin decrease was primarily as a result of lower unit sales. The increase in gross margin percentage year-over-year for the quarter ended June 30, 2016 was primarily due to due to year-over-year favorable warranty adjustment.
•	CWI operating income attributable to Westport Fuel Systems for the quarter ended June 30, 2016 was $1.5 million compared with $3.4 million for the same period last year. This is primarily due to a decrease in unit sales and higher engineering expense mainly related to new products and compliance costs for upcoming regulations.
•	The Cummins Westport ISB6.7 G natural gas engine was launched in Q2, with 200hp and 220hp rating for the Type C school bus market. The ISB6.7 G meets U.S. Environmental Protection Agency ("EPA") and California Air Resources Board ("ARB") 2016 emissions regulations; ARB's optional low oxides of nitrogen ("NOx") standard of 0.1 g/bhp-hr; and 2017 EPA GHG requirements a year ahead of schedule.
•	According to Fleets & Fuels article published on July 5, 2016, a recent study commissioned by LA Metro found that the Cummins Westport ISL G Near Zero NOx natural gas engine, when powered by renewable natural gas ("RNG"), will allow California to meet its goal of zero-emission transit buses more quickly and for less money than it will with battery electric or hydrogen fuel cell buses. Fleet costs would rise by just 1% with low NOx+RNG, as compared to 8% to 14% for all-electric buses or 9% to 13%, according to a presentation by Dana Lowell of M.J. Bradley & Associates and Julia Lester of Ramboll/Environ for LA Metro.

MERGER TAX TREATMENT UPDATE

As a result of the merger, each share of Fuel Systems common stock was exchanged for 2.4755 Westport common shares.  Following the closing of the merger, the company is required to report to the shareholders on any organizational action that may affect the basis of certain specified securities which includes the common stock of Fuel Systems. It has been determined that any gain realized by stockholders from the Merger will likely be ineligible for non-recognition treatment under Section 367 of the Internal Revenue Code.  Consequently shareholders are required to recognize a gain, if any, (but may not recognize a loss) realized upon the transfer of Fuel Systems common stock to Westport in exchange for Westport common shares.  The fair market value of Westport common shares on NASDAQ (based on the average of the highest and lowest trading price) at the time of the merger was $2.195.  Former Fuel Systems shareholders are urged to consult their own tax advisor regarding the particular consequences to you, including the applicability and effect of all U.S. federal, state, and local tax laws and of the tax laws under any other non-U.S. jurisdiction.  For more information please refer to our website at: http://www.westport.com/company/investors/irs-form-8937.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of the net income, EBITDA and Adjusted EBITDA and as a long-term indicator of operational performance since it ties closely to the business units' ability to generate sustained cash flow. Westport Fuel Systems defines Adjusted EBITDA as net income (loss) attributed to the business unit or the consolidated company excluding expenses for (a) income taxes, (b) depreciation and amortization, (c) interest expense, net, (d) non-cash and other adjustments, (e) amortization of stock-based compensation, and (f) unrealized foreign exchange gain or loss. Adjusted EBITDA includes the company's share of income from the joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	Three Months Ended June 30		Six Months Ended June 30
	2016	2015	2016	2015
Loss before Income Taxes	$4.2	$(19.9)	$(19.2)	$(36.6)

Depreciation and Amortization	3.7	3.5	6.8	7.1
Interest Expense, Net	2.7	1.6	5.0	3.0
EBITDA	$10.6	$(14.8)	$(7.4)	$(26.5)

Non-cash and Other Adjustments*	(27.3)	3.6	(25.2)	5.6
Stock-based Compensation	2.3	4.7	6.3	8.1
Unrealized Foreign Exchange (Gain) Loss	4.1	(1.2)	5.4	(4.1)
Total Adjusted EBITDA	$(10.3)	$(7.7)	$(20.9)	$(16.9)

*Non-cash and other adjustments include impairment of long-lived assets, provision for inventory purchase commitments, intangible impairment, goodwill impairment, one-time inventory obsolescence charges, loss on sale of long-term investments, one-time costs related to the merger between the company and Fuel Systems and one-time costs related to the Cartesian financing. The three months ended June 30, 2016 includes a $42.9 million bargain purchase gain, offset by a $6.3 million loss on sale of investments, $4.5 million in merger and financing costs, and other one-time costs of $4.8 million.

•	Consolidated Adjusted EBITDA for the quarter ended June 30, 2016 was negative $10.3 million, a decrease of 33.8% compared to the same period last year, due to lower revenue and income generated from joint ventures.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport Fuel Systems' full financials for the quarter ended June 30, 2016, please visit westport.com/company/investors/financial

CONFERENCE CALL PRESENTATION

Westport Fuel Systems is providing conference call presentation containing financial information based on the most recent reporting structure that was implemented in the second quarter of 2016. The company is providing this presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with Westport Fuel Systems' full financials for the quarter ended June 30, 2016 and full financials for the year ended December 31, 2015.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for today, Tuesday August 9, 2016 at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results.  The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at westport.com/investors.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-855-669-9658 (Canada & USA toll-free) or 604-674-8052 using the pass code 00673. The replay will be available until August 16, 2016. Shortly after the conference call, the webcast will be archived on Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

Westport Fuel Systems engineers, manufactures and supplies the world's most advanced alternative fuel systems and components. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. Our innovative and cost-effective solutions maintain performance while improving efficiency and reducing emissions. Offering a variety of leading brands for transportation and industrial applications, we serve customers in over 70 countries, including some of the world's largest and fastest growing markets. To learn more about our business, visit westport.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, the effect of and timing of  reorganization and restructuring of our business, the anticipated benefits of the merger with Fuel Systems, the timing and ability to recognize synergies as a result of the merger with Fuel Systems, future rationalization of operations and reduction of overhead expenses, continued research and development investment, future of our development programs (including those relating to the referenced HPDI injector program), timing for launch, delivery and completion of milestones related to the products referenced herein,  Westport Fuel Systems' expected actions, future sales of non-core assets and the benefits therefrom, the demand for our products, the future success of our business and technology strategies, investment in new product and technology development and otherwise, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

SOURCE Westport Fuel Systems Inc.

%CIK: 0001370416

For further information: Ryder McRitchie, Vice President, Investor Relations, Westport Fuel Systems, T 604-718-2046, invest@westport.com

CO: Westport Fuel Systems Inc.

CNW 07:30e 09-AUG-16